Exhibit 99.1

Ebang International Holdings Inc. to Effect Reverse Stock Split

The Company’s Class A Ordinary Shares Will Begin Trading on a Split-Adjusted Basis on Tuesday, November 22, 2022.

Hangzhou, China, November 21, 2022 – Ebang International Holdings Inc. (Nasdaq: EBON, the “Company,” “we” or “our”), a global blockchain technology company, today announced that the Company’s shareholders have approved the 1-for-30 reverse split of its issued and outstanding ordinary shares (the “Reverse Stock Split”) at the Company’s extraordinary general meeting on November 20, 2022 at 8:00 a.m. (Singapore Time). The Reverse Stock Split will become effective after the close of trading day on Monday, November 21, 2022 (the “Effective Date”), which will help ensure that the Company’s Class A ordinary shares will continue to be listed on The Nasdaq Global Select Market. The Company anticipates that its Class A ordinary shares will begin trading on a split-adjusted basis when the market opens on Tuesday, November 22, 2022.

The Reverse Stock Split is primarily intended to bring the Company into compliance with the minimum bid price requirement for maintaining its listing on The Nasdaq Global Select Market. The Company’s Class A ordinary shares will continue to trade on The Nasdaq Global Select Market under the existing symbol “EBON” and the new CUSIP number for the Company’s Class A ordinary shares following the Reverse Stock Split will be G3R33A 205.

Additional information about the Reverse Stock Split can be found in the Company’s proxy statement attached as Exhibit 99.1 to the Form 6-K furnished with the U.S. Securities and Exchange Commission (the “SEC”) on October 28, 2022, which is available free of charge at the SEC’s website, www.sec.gov.

Information for Shareholders

VStock Transfer, LLC is acting as exchange agent for the Class A ordinary shares Reverse Stock Split and will send instructions to any shareholders of record who hold stock certificates regarding the exchange of certificates for Class A ordinary shares. The Company’ corporate administrator for the Class B ordinary shares will update the register of members of the Company’s Class B ordinary shares to reflect the Reverse Stock Split. Shareholders who hold their shares in brokerage accounts or “street name” are not required to take any action to effect the exchange of their shares following the Reverse Stock Split. VStock Transfer, LLC may be reached for questions at (212) 828-8436. The Reverse Stock Split will also have a proportionate effect on all other options, warrants and other convertible securities outstanding as of such effective date of the Reverse Stock Split.

About Ebang International Holdings Inc.

Ebang International Holdings Inc. is a global blockchain technology company with strong application-specific integrated circuit (ASIC) chip design capability. With years of industry experience and expertise in ASIC chip design, it has become a global bitcoin mining machine producer with steady access to wafer foundry capacity. With its licensed and registered entities in various jurisdictions, the Company intends to launch a professional, convenient and innovative digital asset financial service platform to expand into the upstream and the downstream of blockchain and cryptocurrency industry value chain. For more information, please visit https://ir.ebang.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Certain statements contained herein are “forward-looking” statements within the meaning of the applicable securities laws and regulations. Generally, these statements can be identified by the use of words such as “aim,” “anticipate,” “believe,” “commit,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “predict,” “project,” “remain,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statements regarding our future operating results and financial position, our business strategy and plans, expectations relating to our industry, the regulatory environment, market conditions, trends and growth, expectations relating to customer behaviors and preferences, our market position and potential market opportunities, and our objectives for future operations. Such statements are not historical facts, and are based upon the Company’s current beliefs, plans and expectations, and the current market and operating conditions. Forward-looking statements involve inherent known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance and achievements to differ materially from those contained in any forward-looking statement. These risks and uncertainties include our ability to successfully execute our business and growth strategy and maintain future profitability, market acceptance of our products and services, our ability to further penetrate our existing customer base and expand our customer base, our ability to develop new products and services, our ability to expand internationally, the success of any acquisitions or investments that we make, the efforts of increased competition in our markets, our ability to stay in compliance with applicable laws and regulations, market conditions across the cryptoeconomy and general market, political and economic conditions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

For investor and media inquiries, please contact:

Ebang International Holdings Inc.

Email: ir@ebang.com

Ascent Investor Relations LLC

Ms. Tina Xiao

Tel: (917) 609-0333

Email: tina.xiao@ascent-ir.com